# Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

08003373



12 June 2008



Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549



Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

## *RELEASE*

### ***Weekly Drilling Report Cobra -1A: 12th June 2008***

Oil Search, the operator for PPL190, reports as at 0600 on 12th June 2008 that:

"The Cobra -1A well was at a depth of 3,100 metres and pulling out of hole in preparation for logging operations. During the week the primary target, the lagifu Sandstone, was encountered and elevated gas readings recorded. Wireline logging will be conducted to ascertain the reservoir fluid content and quality in both the lagifu and the Hedinia sandstones intersected in this well."

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the lagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1A is the first in PNG to target a sub-thrust play as the primary target.

The participants in PPL 190 are:

| | |
|---|---|
| Oil Search Limited (Operator) | 62.556% |
| Murray Petroleum Company | 26.497% |
| Cue PNG Oil Company | 10.947% |

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

12th June 2008

END